Exhibit 4.5

SECOND EXTENSION AGREEMENT

This Second Extension Agreement (this “Agreement”) is entered into as of March 23, 2010, by and among (i) Attunity Ltd., a company organized under the laws of the State of Israel and registered under No. 52-004306-8 (the “Company”), and (ii) the individuals and entities listed in Exhibit A hereto (each, a “Holder” and collectively, “Holders”).

WITNESSETH

WHEREAS, the Company and the Holders entered into that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended by that certain Extension Agreement between the parties, dated January 7, 2009  (the “Extension Agreement”) (and together with the ancillary documents thereto, the “Note Purchase Agreement”); and pursuant to the Note Purchase Agreement, each of the Holders was issued, and currently holds, Convertible Promissory Notes due November 4, 2010 (the “Notes”) in the principal amounts set forth opposite each Holder’s name in Exhibit A hereto (or $2,000,000 in the aggregate);

WHEREAS, the Company and certain of the Holders entered into that certain Securities Purchase Agreement, dated August 29, 2006 (together with the ancillary documents thereto, the “Securities Purchase Agreement”); and pursuant to the Securities Purchase Agreement, each of the Holders (or another person if so indicated in Exhibit A) was issued, and currently holds, Warrants (as amended by the Extension Agreement) to purchase Ordinary Shares of the Company, exercisable until April 9, 2011 at an exercise price (as adjusted) of $0.12 per share (the “Warrants”), for the number of Warrant Shares set forth opposite each Holder’s name in Exhibit A hereto; and

WHEREAS, subject to the terms and conditions set forth herein, the parties wish to extend the maturity date of the Notes so that the Notes will be repaid in six (6) equal quarterly installments and, in connection therewith, to amend some of the terms of the Notes and Warrants as further set forth herein.

NOW THEREFORE, the parties hereto hereby agree as follows:

1.         Preamble. The preamble to this Agreement constitutes an integral part hereof.

2.         Effective Date. This Agreement shall become effective (the “Effective Date”) subject to and upon the approval thereof by the shareholders of the Company (the “Shareholders Approval”); provided such approval is obtained until January 30, 2010.

3.         Extension; Amendments. As of the Effective Date, the following shall immediately and automatically come into effect:

3.1.              Notwithstanding anything to the contrary in the Note Purchase Agreement or the Notes, including the term “Maturity Date” (as defined in the Notes), (i) the aggregate principal amount of the Notes shall become due and payable in six equal installments of $333,333.33 (each, an “Installment”) on each of the following dates: (i) November 4, 2010; (ii) February 4, 2011; (iii) May 4, 2011; (iv) August 4, 2011; (v) November 4, 2011; and (vi) February 4, 2012, and (ii) Section 1.2 of the Notes shall be amended so that the words “this Note shall bear interest, in arrears, at a rate per annum equal to five percent (5%), payable semi-annually in cash on the first business day of September and March each year” shall be replaced by “this Note shall bear interest, in arrears, at a fixed annual rate of nine percent (9%), payable in cash together with the applicable Installment”; it being understood that such new interest rate shall become effective as of the Effective Date.

3.2.              Notwithstanding anything to the contrary in the Securities Purchase Agreement or the Warrants, the term “Termination Date” (as defined in the Warrants) shall be amended and restated for all intents and purposes so that the words “on or prior to 5:00 p.m., New York time, on April 9, 2011” shall be replaced by “on or prior to 5:00 p.m., New York time, on the later of the February 4 2012 and date on which the principal amount under the Note issued to the Holder pursuant to that certain Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, and any interest accrued and outstanding thereon shall have been fully repaid to the Holder”.

3.3.              For the sake of clarity, each Holder of the Notes will be entitled to exercise the adjustment rights received by them as a result of the subscription rights offering completed on May 13, 2009 (the "Offering"), until the full repayment of the principal amount of the Note and any interest accrued and outstanding thereon.

3.4.              Section 3.16 of the Note Purchase Agreement shall be amended and restated to read as follows:

“For as long as the principal amount under any of the Notes remains outstanding, the Maker shall not, without prior written consent of all the holders of the outstanding principal amount of the Notes then outstanding, borrow any loan which is ranked senior to, or parri passu with, the Notes; it being understood that the foregoing shall not apply to the existing $2 million loan from Plenus (or any amendment or restructuring thereof with Plenus or another person, as long as the principal amount is not increased beyond the then current balance).”

3.5             Notwithstanding anything to the contrary in the Note Purchase Agreement or the Notes, the Company may prepay any Installment, in whole or in part, at any time, subject to the Company providing the Holder with at least seven (7) days prior written notice of such intention to prepay.

4.         Default; Penalty. As of the Effective Date:

4.1.              Subsections 2.1(a), (b), and (l) of the Notes shall be deleted.

4.2.              New Subsection 2.1(a) shall be added to read as follows: "any indebtedness of the Maker to a third party for borrowed money in the amount of more than $100,000 is not paid when due, and the same is not remedied within seven (7) days following its due date; or"

4.3.              New Subsection 2.1(b) shall be added to read as follows: "an event of default has occurred and been declared by Plenus in accordance with the Loan Agreement dated January 31, 2007, as amended on March 30, 2009, by and among the Company and Plenus Technologies Ltd."

4.4.              The following shall be added as new Section 2.4 to the Notes (other than with respect to the Notes held by Messrs. Alon, Zuckerman and Ratner):

“2.4              Default; Penalty. Notwithstanding anything to the contrary hereunder, including Sections 2.1 and 2.2 hereof:

2.4.1                    If the Maker fails to pay any Installment (including interest) due from it under the Notes at the time, in the currency and in the manner specified therein, and the same is not remedied within ten (10) days following the Installment’s due date, then Maker shall issue warrants to the Holders, substantially in the form of Schedule A hereto, ("Initial Penalty Warrants") (i) with an exercise price equal to the average closing share price of the Maker in the fourteen (14) trading days following the relevant due date, but not less than $0.12 per share (the "Exercise Price") and (ii) exercisable into a number of ordinary shares of Maker equal to one hundred percent (100%) of the unpaid balance of the Installment divided by the applicable Exercise Price. The aforesaid delay in the payment of ten (10)  days or more shall not be considered an Event of Default; provided that the Maker issues the Initial Penalty Warrants within 45 days following the relevant due date.

2.4.2                    If the Maker fails to pay any Installment (including interest) due from it under the Notes at the time, in the currency and in the manner specified therein, and the same is not remedied within ninety (90) days following the Installment’s due date, then Maker shall issue warrants to the Holders, substantially in the form of Schedule A hereto ("Final Penalty Warrants") (i) with an exercise price equal to the average closing share price of the Maker in the fourteen (14) trading days following the aforesaid 90th day, but not less than $0.12 per share (the "Exercise Price") and (ii) exercisable into a number of ordinary shares of Maker equal to (A) sixty percent (60%) of :the unpaid balance-  of the principal amount less the Installment (that triggered Section 2.4.1 above) divided by the applicable Exercise Price. The aforesaid delay in the payment of more than ninety (90) days shall be considered an Event of Default. Maker shall issue the Final Penalty Warrants within 45 days following the 90th day.

2.4.3                    The Maker shall not be required to make any adjustment to the Conversion Price of the Notes or the Exercise Price of the 2006 Warrants upon the issuance of any Initial or Final Penalty Warrants or the shares underlying such warrants."

5.         Representations and Warranties.

4.1             By Company. The Company hereby represents and warrants to the Holders as of the date hereof as follows: (a) Company is a corporation duly formed and validly existing under the laws of the State of Israel, with full corporate power and authority to enter into and perform its obligations under this Agreement; (b) Company has full power and authority to consummate the transactions contemplated hereunder; (c) the consummation of the transactions contemplated hereunder and the performance of this Agreement by the Company will not violate the provisions of the current Memorandum and Articles of Association of the Company, or any applicable law; (d) the execution and performance of this Agreement by the Company has been duly authorized by all necessary corporate actions and has been duly executed and delivered by the Company; and (e) this Agreement is valid and binding upon the Company and enforceable in accordance with its terms, subject to (1) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (2) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.2             By Holders. Each of the Holders, severally and not jointly, represents and warrants to the Company on the date hereof as follows: (a) it has the full power and authority to execute this Agreement and to consummate the transactions contemplated hereby to be consummated by the Holder. This Agreement has been duly executed by the Holder, and this Agreement constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies; (b) if a corporation, the Holder is duly organized and properly registered in the jurisdiction of its organization and the execution, delivery and performance of this Agreement will not violate any provision of the corporate documents of such Holder; (c) Holder has knowledge and experience in financial and business matters, is capable of evaluating the merits and risks of the transactions evidenced by this Agreement and can bear the economic consequences of such investment and/or loan for an indefinite period of time; (d) Holder is an “accredited investor” as defined in Regulation D promulgated under the Securities Act; (e) Holder is purchasing the securities under this Agreement only for investment, for the Holder’s own account, and without any present intention to sell or distribute such securities; and (f) Holder will not sell, pledge or otherwise dispose of any of the securities issued or to be issued hereunder in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules and regulations of the SEC promulgated under either of the foregoing.

6.         Acknowledgement.  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. By executing this Agreement, each of the parties hereby represents that it is aware to his, her or its right to consult with its own legal counsel concerning this Agreement and this provision.

7.         Miscellaneous. This Agreement shall be governed by, and construed according to, the laws of the State of Israel, without regard to the conflict of laws provisions thereof. Other than as specifically set forth herein, the Note Purchase Agreement, the Notes, the Securities Purchase Agreement and the Warrants shall remain in full force and effect with no changes.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Extension Agreement as of the date first above written:

The Company:

Attunity Ltd.

By:_________________________
Name: ______________________
Title: _______________________

The Holders:

GF Capital Management & Advisors, LLC By:_________________________ Name: ______________________ Title: _______________________	Barrossa Finance LTD. By:_________________________ Name: ______________________ Title: _______________________
Shimon Alon By:_________________________	Sharon Kotlicki By:_________________________
Aki Ratner By:_________________________	Genia Kotlicki By:_________________________
Ron Zuckerman By:_________________________	Avishai Kotlicki By:_________________________
Peter Luggen By:_________________________

EXHIBIT A

Names and Addresses of Purchasers	Principal Amount ($)	Warrant Shares		Installment ($)
Shimon Alon	368,000	110,400		61,333.33
Ron Zuckerman	368,000	110,400		61,333.33
Aki Ratner 17 Daniel St, Ramat Gan Israel 52233	160,000	48,000		26,666.66
GF Capital Management & Advisors, LLC 390 Park Ave # 4, New York, NY 10022 USA	220,800	66,240		36,800
Peter Luggen Industriestr 16, 6300 Zug Switzerland	147,200	44,160		24,533.33
Sharon Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	184,000	55,200		30,666.66
Genia Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	92,000	27,600		15,333.33
Avishai Kotlicki Kotlicki-Pery, PO Box 879, Kfar Shmaryahu, 46910 Israel	92,000	27,600		15,333.33
Barrossa Finance Ltd. c/o Lenz@ Staehelin, 58 Bleicherweg CH-8027, Zurich Switzerland	368,000	110,400	*	61,333.33

* The warrants are held by Lesser Trust, an intended beneficiary of this Agreement.